Issuer Free Writing Prospectus dated August 7, 2012

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 25, 2012 and

Registration Statement No. 333-180615

This free writing prospectus relates only to the shares of common stock of Bloomin’ Brands, Inc. (the “Company”) described below and should be read together with the preliminary prospectus, subject to completion, dated July 25, 2012, included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-180615) of the Company, relating to its initial public offering of common stock, which can be accessed through the following link: http://sec.gov/Archives/edgar/data/1546417/000119312512313880/d319863ds1a.htm.

Initial public offering price:	$11.00 per share

Common stock we are offering:	13,000,000 shares

Common stock offered by the selling stockholders:	3,000,000 shares

Common stock to be outstanding after this offering:	119,906,167 shares

Option to purchase additional shares:	We, along with certain of our stockholders, have granted the underwriters a 30-day option to purchase up to an additional 2,400,000 shares. If this option is exercised in full, we will issue and sell 1,200,000 shares and the stockholders will sell 1,200,000 shares.

Use of proceeds:	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions payable by us, of approximately $130.2 million. We intend to use the net proceeds from this offering, together with cash on hand, to retire all of our outstanding 10% notes due 2015, or Senior Notes. There were approximately $248.1 million in aggregate principal amount of Senior Notes outstanding as of March 31, 2012.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 1-866-500-5408, Morgan Stanley & Co. LLC at 1-866-718-1649, or J.P. Morgan Securities LLC at 1-866-803-9204.